

Mail Stop: 3628

April 21, 2016

Via E-mail
David Traitel
Chief Executive Officer
Ladder Capital Commercial Mortgage Securities LLC
345 Park Avenue
8th Floor
New York, New York 10154

> **Re: Ladder Capital Commercial Mortgage Securities LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed April 5, 2016**
> **File No. 333-209731**

Dear Mr. Traitel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2016 letter.

Form of Prospectus

Risk Factors, page 49

1. We note your response to prior comment 7 and reissue in part. While we note your revision to the risk factor "Potential Conflicts of Interest of the Master Servicer and the Special Servicer" and your confirmation that you will provide appropriate context to explain the risks involved for risk factors in your prospectus for each takedown, please revise the remainder of your risk factors, including risk factor subheadings, as necessary in your next pre-effective amendment to provide the context needed to understand the risk disclosed.

Limited Information Causes Uncertainty, page 77

2. We note your revision in response to comment 8 that "Information that is not included in the periodic reports, including updated information regarding the mortgage loans, mortgaged properties, and tenants, will generally not be available from other sources." This type of information will be required to be provided in periodic reports for registered offerings of commercial mortgages offered on or after November 23, 2016 and your statement implies that this type of information will not be included in periodic reports. Please revise to clarify and provide more specificity about what additional information would make your offering speculative or risky.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us, page 79

3. We note your response to comment 9 and reissue. While we note that the sponsor is the entity that will perform the review and that you are relying on representations and warranties, the statement "If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process…may have revealed inaccuracies in the representations and warranties" gives the impression that the disclosure provided elsewhere in the prospectus may not be accurate. Note that the review required by Rule 193 requires that the review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects. To minimize confusion, please revise your risk factor to state whether it was the sponsor's finding and conclusion that the disclosure regarding the pool assets is accurate in all material respects, or delete the risk factor.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 79

4. We note your response to comment 10 and reissue. Risk factors should describe risks that make your offering speculative or risky and it is unclear why you include this risk factor because static pool disclosure is not included in your prospectus and should be deleted because it does not describe a risk related to your offering. If you believe, however, that investors should review static pool data subject to these factors, then please revise your prospectus to include the static pool information.

<u>Exhibit 5.1</u>

5. We note your legal opinion is limited to the federal laws of laws of the State of New York and to the federal laws of the United States. Please revise your legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, the jurisdiction in which the registrant is organized or advise.

     Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3313 if you have questions.

                    Sincerely,

                    /s/ Rolaine S. Bancroft

                    Rolaine S. Bancroft
                    Senior Special Counsel
                    Office of Structured Finance

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP
       Jeffrey Rotblat, Cadwalader, Wickersham & Taft LLP